06002758

SEC MAIL PROCESSING SECTION RECEIVED FEB 27 2006 WASH, D.C. 192

CM

K8 3/25

SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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# ANNUAL AUDITED REPORT
# FORM X-17A-5
# PART III

| SEC FILE NUMBER |
|---|
| 8- 51506 |

FACING PAGE

**Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder**

REPORT FOR THE PERIOD BEGINNING 1/1/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

## A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: True North Financial Services, Inc.

| OFFICIAL USE ONLY |
|---|
| FIRM I.D. NO. |

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

85 Main St., Suite 110
(No. and Street)

North Adams, MA (City) (State) 01247 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

(Area Code – Telephone Number)

## B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Shatswell, MacLeod & Co., P.C.
(Name – *if individual, state last, first, middle name*)

83 Pine St., (Address) West Peabody, MA (City) 01960-3635 (State) (Zip Code)

**CHECK ONE:**

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED APR 28 2006 THOMSON FINANCIAL

| FOR OFFICIAL USE ONLY |
|---|
| |

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

**Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.**

## OATH OR AFFIRMATION

I, Richard C. Lamb, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of True North Financial Services, Inc., as of December 31st, 20 05, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

President/CEO

Title

Notary Public

SUE A. O'NEIL
Notary Public
Commonwealth of Massachusetts
My Commission Expires
July 20, 2012

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [ ] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [x] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [ ] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

SHATSWELL, MacLEOD & COMPANY, P.C.

CERTIFIED PUBLIC ACCOUNTANTS

The Board of Directors
True North Financial Services, Inc.
North Adams, Massachusetts

## INDEPENDENT AUDITORS' REPORT

We have audited the accompanying consolidated balance sheets of True North Financial Services, Inc. and Subsidiary as of December 31, 2005 and 2004, and the related consolidated statements of income, changes in stockholder's equity and cash flows for the years then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These consolidated financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these consolidated financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall consolidated financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the consolidated financial position of True North Financial Services, Inc. and Subsidiary as of December 31, 2005 and 2004, and the results of their operations and their cash flows for the years then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic consolidated financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic consolidated financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic consolidated financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic consolidated financial statements taken as a whole.

Shatswell, MacLeod + Company, P.C.

SHATSWELL, MacLEOD & COMPANY, P.C.

West Peabody, Massachusetts
February 9, 2006

83 PINE STREET • WEST PEABODY, MASSACHUSETTS 01960-3635 • TELEPHONE (978) 535-0206 • FACSIMILE (978) 535-9908
smc@shatswell.com www.shatswell.com

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEETS

December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| ASSETS | | |
| Cash and due from bank | $ 434,640 | $ 477,968 |
| Money market mutual fund | 104,985 | 2,832 |
| Cash and cash equivalents | 539,625 | 480,800 |
| Commissions receivable, net of allowance of $4,400 as of December 31, 2005 and $4,400 as of December 31, 2004 | 526,222 | 429,017 |
| Goodwill | 332,242 | 332,242 |
| Intangible assets, net of amortization of $217,321 as of December 31, 2005 and $150,023 as of December 31, 2004 | 449,804 | 517,102 |
| Prepaid taxes | 50,560 | 52,656 |
| Prepaid expenses | 50,789 | 52,548 |
| Furniture, equipment, and leasehold improvements, at cost, less accumulated depreciation and amortization of $205,346 as of December 31, 2005 and $149,222 as of December 31, 2004 | 439,497 | 452,013 |
| Other assets | 12,477 | 16,895 |
| Total assets | $2,401,216 | $2,333,273 |
| | | |
| LIABILITIES AND STOCKHOLDER'S EQUITY | | |
| Liabilities: | | |
| Accrued commissions payable | $ 240,088 | $ 217,051 |
| Payroll and sales tax payable | 20,000 | 20,000 |
| Deferred tax liability, net | 18,811 | 21,751 |
| Deferred revenue | 1,000 | 2,074 |
| Accounts payable and other accrued expenses | 18,624 | 73,281 |
| Total liabilities | 298,523 | 334,157 |
| Stockholder's equity: | | |
| Common stock, no par value, authorized and issued 300 shares | 90,000 | 90,000 |
| Paid-in capital | 1,681,166 | 1,681,166 |
| Retained earnings | 331,527 | 227,950 |
| Total stockholder's equity | 2,102,693 | 1,999,116 |
| Total liabilities and stockholder's equity | $2,401,216 | $2,333,273 |

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF INCOME

For the Years Ended December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| Revenues: | | |
| Commissions | $2,801,139 | $2,431,438 |
| Dividend income and other interest income | 2,166 | 34 |
| Benefits administration income | 1,540 | 4,964 |
| Noninterest income | 7,468 | 8,351 |
| | 2,812,313 | 2,444,787 |
| Expenses: | | |
| Employee compensation and benefits | 873,931 | 852,959 |
| Floor brokerage, exchange, and clearance fees | 21,865 | 35,739 |
| Dues and subscriptions | 36,119 | 29,770 |
| Communications and data processing | 40,393 | 33,638 |
| Commissions | 1,060,292 | 869,377 |
| Occupancy | 119,224 | 94,742 |
| Equipment | 50,310 | 42,725 |
| Amortization of intangible assets | 67,298 | 56,107 |
| Legal and accounting | 142,347 | 68,204 |
| Insurance | 49,875 | 56,284 |
| Advertising | 16,001 | 21,907 |
| Contributions | 14,663 | 3,809 |
| Office supplies | 33,852 | 48,709 |
| Other expenses | 95,773 | 91,978 |
| | 2,621,943 | 2,305,948 |
| Income before income taxes | 190,370 | 138,839 |
| Provision for income taxes | 86,793 | 72,334 |
| Net income | $ 103,577 | $ 66,505 |

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CHANGES IN STOCKHOLDER'S EQUITY

For the Years Ended December 31, 2005 and 2004

| | Common Stock | Paid-in Capital | Retained Earnings | Total |
|---|---|---|---|---|
| Balance, December 31, 2003 | $90,000 | $1,481,166 | $161,445 | $1,732,611 |
| Net income | | | 66,505 | 66,505 |
| Additional capital contributed by Hoosac Bank | | 200,000 | | 200,000 |
| Balance, December 31, 2004 | 90,000 | 1,681,166 | 227,950 | 1,999,116 |
| Net income | | | 103,577 | 103,577 |
| Balance, December 31, 2005 | $90,000 | $1,681,166 | $331,527 | $2,102,693 |

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

CONSOLIDATED STATEMENTS OF CASH FLOWS

For the Years Ended December 31, 2005 and 2004

| | 2005 | 2004 |
|---|---|---|
| Cash flows from operating activities: | | |
| Net income | $103,577 | $ 66,505 |
| Adjustments to reconcile net income to net cash provided by operating activities: | | |
| Depreciation of fixed assets and amortization of leasehold improvements | 56,124 | 49,535 |
| Amortization of intangible assets and license agreement | 72,298 | 56,107 |
| Deferred tax (benefit) expense | (2,940) | 2,412 |
| (Increase) decrease in operating assets: | | |
| Other assets | (582) | (14,733) |
| Commissions receivable | (97,205) | (47,569) |
| Prepaid taxes | 2,096 | (12,234) |
| Prepaid expenses | 1,759 | 25,622 |
| Increase (decrease) in other liabilities: | | |
| Deferred revenue | (1,074) | (21,926) |
| Accounts payable | (59,503) | (12,409) |
| Accrued commissions payable | 23,037 | 97,741 |
| Accrued expenses | 4,846 | 7,079 |
| Payroll and sales tax payable | | (1,500) |
| Total adjustments | (1,144) | 128,125 |
| Net cash provided by operating activities | 102,433 | 194,630 |
| Cash flows from investing activities: | | |
| Purchases of furniture, equipment, and leasehold improvements | (43,608) | (30,538) |
| Purchases of intangible assets | | (136,000) |
| Net cash used in investing activities | (43,608) | (166,538) |
| Cash flows from financing activities: | | |
| Capital contribution from Hoosac Bank (parent) | | 200,000 |
| Net cash provided by financing activities | | 200,000 |
| Increase in cash and cash equivalents | 58,825 | 228,092 |
| Cash and cash equivalents at beginning of period | 480,800 | 252,708 |
| Cash and cash equivalents at end of period | $539,625 | $480,800 |
| Supplemental cash flows disclosure: | | |
| Income taxes paid | $87,637 | $82,156 |

The accompanying notes are an integral part of these consolidated financial statements.

TRUE NORTH FINANCIAL SERVICES, INC. AND SUBSIDIARY

NOTES TO CONSOLIDATED FINANCIAL STATEMENTS

For the Years Ended December 31, 2005 and 2004

## NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

True North Financial Services Inc., (Company) is a wholly-owned subsidiary of Hoosac Bank, which is a wholly-owned subsidiary of MountainOne Financial Partners, Inc. which is a wholly-owned subsidiary of MountainOne Financial Partners, MHC. The Company is a Massachusetts corporation.

True North Financial Services, Inc. is a non-clearing broker-dealer registered with the Securities and Exchange Commission (SEC) and is a member of the Municipal Securities Rulemaking Board (MSRB) and the National Association of Securities Dealers (NASD). The Company is also an Independent Investment Advisor.

## NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

### USE OF ESTIMATES:

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from the estimates.

### BASIS OF PRESENTATION:

The consolidated financial statements include the accounts of the Company and its wholly-owned subsidiary True North Insurance Agency, Inc. (Insurance Agency) and the Insurance Agency's wholly-owned subsidiary True North Benefits Administrators, Inc. (Benefit Administrators). The Company is engaged as a securities broker-dealer and its primary business is comprised of agency transactions, investment advisory and broker or management consultation. The Insurance Agency is engaged primarily as an insurance agent. The Benefit Administrators provides employee benefits administrative services for employees. Benefits Administrators was dissolved in 2005.

### ADVERTISING COSTS:

The Company expenses the costs of non-direct response advertising as incurred. Direct-response advertising is capitalized and amortized over its expected period of future benefits. Advertising expense was $16,001 in 2005 and $21,907 in 2004.

### COMMISSIONS RECEIVABLE:

Commissions receivable represents the commissions due from investment companies on the sale of investment products, including stocks, bonds, mutual funds, and variable annuities; and from other companies on the sale of life, accident and health and group insurance products. Management establishes an allowance for the variance between commissions recorded at the time of sale and the actual amount expected to be collected. Management has determined that the appropriate allowance as of December 31, 2005 and 2004 is $4,400 and $4,400, respectively.

INCOME TAXES:

The Company and its Subsidiary are included in the consolidated federal income tax return filed by Hoosac Bank. Federal income taxes are calculated on the consolidated federal income tax rate, and the amount of current tax or benefit calculated is either remitted to or received from Hoosac Bank. The amount of current and deferred taxes payable or refundable is recognized as of the date of the financial statements, utilizing currently enacted tax laws and rates. Deferred tax expenses or benefits are recognized in the consolidated financial statements for the changes in deferred tax liabilities or assets between periods.

DEPRECIATION AND AMORTIZATION OF FIXED ASSETS:

Depreciation is provided on a straight-line basis using estimated useful lives of three to fifteen years for furniture and equipment. Leasehold improvements are amortized over the economic useful life of the improvement or the term of the lease, whichever is shorter. Depreciation and amortization expense for the years ended December 31, 2005 and 2004 was $56,124 and $49,535, respectively.

STATEMENTS OF CASH FLOWS:

For purposes of the consolidated statements of cash flows, the Company has defined cash equivalents as cash and due from bank and a money market mutual fund.

RECENT ACCOUNTING PRONOUNCEMENTS:

In January 2003, the FASB issued Interpretation No. 46, "Consolidation of Variable Interest Entities" ("FIN 46"), in an effort to expand upon and strengthen existing accounting guidance that addresses when a company should include in its financial statements the assets, liabilities and activities of another entity. In December 2003, the FASB revised Interpretation No. 46, also referred to as Interpretation 46 (R) ("FIN 46(R)"). The objective of this interpretation is not to restrict the use of variable interest entities but to improve financial reporting by companies involved with variable interest entities. Until now, one company generally has included another entity in its consolidated financial statements only if it controlled the entity through voting interests. This interpretation changes that, by requiring a variable interest entity to be consolidated by a company only if that company is subject to a majority of the risk of loss from the variable interest entity's activities or entitled to receive a majority of the entity's residual returns or both. The Company is required to apply FIN 46, as revised, to all entities subject to it by the beginning of the first fiscal year or interim period beginning after December 15, 2004. The adoption of this interpretation did not have a material effect on the Company's consolidated financial statements.

## NOTE 3 - CONCENTRATIONS OF CREDIT RISK

The Company is engaged in various brokerage activities in which counterparties primarily include broker-dealers and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

## NOTE 4 - COMMITMENTS AND CONTINGENT LIABILITIES

In May 2001, the Company entered into a 15 year lease of office space at 85 Main Street, North Adams, Massachusetts commencing January 1, 2002. The lessor is an unrelated third party. The fixed minimum rent for the lease term is $4,100 monthly. The lease provides for renewal options for 3 additional 5 year terms. In addition, the Company is responsible for a 7% fractional share of increases in certain other expenses over the base year (2001) expenses. Rent expense for the years ended December 31, 2005 and 2004 amounted to $49,200 and $50,280, respectively.

The Company leases office space at 296 Main Street, Williamstown, Massachusetts under a five year lease commencing March 1, 2004. The lessor is Hoosac Bank. The basic fixed annual rent is $4,320. Rent expense for the years ended December 31, 2005 and 2004 was $4,320 per year. Occupancy costs are borne by the lessor.

The Company leases office space at 56 Main Street, Orleans, Massachusetts under a 3 year lease commencing May 1, 2003. The lessor is an unrelated third party. The minimum rent is $925 monthly and adjusts each year based on the Consumer Price Index. Rent expense for the years ended December 31, 2005 and 2004 was $11,003 and $10,651, respectively.

The Company leases office space at One West Street, Pittsfield, Massachusetts under a 3 year lease commencing October 1, 2004. The lessor is an unrelated third party. The initial minimum rent was $1,146 monthly. This amount will increase annually by $48 per month over the remaining term of the lease. The Company has the option to extend the lease for a three-year period. Rent expense for the years ended December 31, 2005 and 2004 was $13,895 and $4,482, respectively.

The Company has operating leases for equipment. Lease expense under these leases for the years ended December 31, 2005 and 2004 was $9,895 and $7,351, respectively. The Company also leased an automobile under a thirty-six month operating lease which expired in March 2005. The monthly lease payment under this lease was $677. Auto lease expense amounted to $1,401 and $8,353 for the years ended December 31, 2005 and 2004, respectively.

The following is a schedule by years of future minimum rental payments required under operating leases that have initial or remaining noncancellable lease terms in excess of one year as of December 31, 2005:

| | |
|---|---|
| 2006 | $ 80,160 |
| 2007 | 69,670 |
| 2008 | 54,350 |
| 2009 | 49,920 |
| 2010 | 49,200 |
| Thereafter | 295,200 |
| Total minimum lease payments | $598,500 |

On September 30, 2004 the Company entered into a Web Software Access License Agreement (the "Agreement") with a third party vendor. The Company paid a $15,000 base installment fee at contract signing (which was included in other assets). Under the Agreement the Company has a license to access a web-based consolidated statement and portfolio management system and related applications, data bases and websites. Subscription fees are payable at the greater of a $3,000 per month minimum based upon ten active users (as defined in the Agreement) at $300 per user, per month or based upon 100% of the total number of advisors at $300 per advisor per month. The Company also elected Web Services at a $300 per month minimum integration charge or $30 per user per month, whichever is greater. The Agreement commenced on September 30, 2004 and expires on the second anniversary of the initial term, or the date when the system is ready to be accessed, which is January 1, 2005. Amortization of the base fee amounted to $5,000 in 2005.

NOTE 5 - EMPLOYEE BENEFITS

Employees of the Company can become eligible to participate in the defined benefit pension plan and 401(k) plan sponsored by MountainOne Financial Partners, Inc. (MOFP).

The MOFP 401(k) Plan is a multi-employer discretionary contribution retirement plan sponsored by MOFP. Employees are eligible after reaching age 21 and if credited with 30 days of service. Eligible employees may defer a percentage of their compensation up to the maximum amount allowed by law. Matching and profit sharing contributions by the Company are discretionary and employees become eligible for purposes of receiving Company contributions after one year of service. Prior to July 31, 2004 the plan was a multi-employer plan sponsored by the Savings Banks Employees Retirement Association (SBERA). No Company contributions were made in 2005 and 2004.

The MOFP Non-Contributory Defined Benefit Pension Plan is a multi-employer SBERA Pension Plan as adopted by MOFP. Employees are eligible after reaching age 21 and if credited with one year of service. The plan provides a monthly benefit upon retirement based on compensation and years of credited service. The Company recorded a benefit for this plan in the amount of $3,008 for the year ended December 31, 2005. Expense for this plan amounted to $7,094 for the year ended December 31, 2004.

In 2005 MOFP changed its method of allocating expense to the Company. In 2005 the Company is billed quarterly and expense is based on these quarterly billings. In 2004 MOFP allocated pension expense to the Company based on an annual estimate which was reduced in 2005.

## NOTE 6 - NET CAPITAL REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (SEC rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. As of December 31, 2005, the Company had net capital of $257,551, which was $207,551 in excess of its required net capital of $50,000. The Company's ratio of aggregate indebtedness to net capital was 31% as of December 31, 2005.

## NOTE 7 - INCOME TAXES

The Company is included in the consolidated federal income tax return filed by Hoosac Bank. Consolidated federal income taxes are allocated to the Company at the consolidated federal income tax rate. The Company files its own state tax returns. The Company had no tax-related balances due to or from affiliates as of December 31, 2005 and 2004.

The current and deferred portions of income tax expense included in the statements of income as determined in accordance with SFAS No. 109, "Accounting for Income Taxes," are as follows for the years ended December 31:

| | 2005 | 2004 |
|---|---|---|
| Current: | | |
| Federal | $57,911 | $38,301 |
| State | 31,822 | 31,621 |
| | 89,733 | 69,922 |
| Deferred: | | |
| Federal | (3,558) | 5,630 |
| State | 618 | (3,218) |
| | (2,940) | 2,412 |
| Total income tax expense | $86,793 | $72,334 |

A reconciliation of the expense for income taxes with amounts determined by applying the U.S. statutory income tax rate to income before income taxes is as follows:

| | 2005 | 2004 |
|---|---|---|
| Expected income tax expense at U.S. statutory tax rate of 34% | $64,726 | $47,205 |
| The effect of: | | |
| Nondeductible expenses and other adjustments | 656 | 6,382 |
| Increase due to state taxes, net of U.S. federal income tax effects | 21,411 | 18,747 |
| Income tax expense | $86,793 | $72,334 |

The Company had gross deferred tax assets and gross deferred tax liabilities as follows as of December 31:

| | 2005 | 2004 |
|---|---|---|
| Deferred tax assets: | | |
| Goodwill amortization | $ 4,130 | $ 7,836 |
| Allowance for bad debts | 1,801 | 1,801 |
| Other | 410 | 924 |
| Gross deferred tax assets | 6,341 | 10,561 |
| Deferred tax liability: | | |
| Depreciation | (25,152) | (32,312) |
| Gross deferred tax liabilities | (25,152) | (32,312) |
| Net deferred tax liability | $(18,811) | $(21,751) |

Deferred tax assets as of December 21, 2005 and 2004 have not been reduced by a valuation allowance because management believes that it is more likely than not that the full amount of deferred tax assets will be realized.

NOTE 8 - NOTE PAYABLE

The subsidiary of the Company has an unsecured line of credit with Hoosac Bank for $25,000. Any outstanding notes are payable on a demand basis with no stated maturity. At December 31, 2005 and 2004 the amounts payable on the line of credit were $0. The line of credit agreement requires payment of interest monthly that floats based on Hoosac Bank's prime rate. The interest expense related to the line of credit for 2005 and 2004 totaled $0.

NOTE 9 - RELATED PARTY TRANSACTIONS

As described in Note 4, annual rent expense for lease of office space from Hoosac Bank amounted to $4,320 for the years ending December 31, 2005 and 2004.

Included in commission revenue in the years ending December 31, 2005 and 2004 was $48,000 per year received from Hoosac Bank for investment advisory services. Investment advisory services are performed for Hoosac Bank under a contract signed February 20, 2002 that continues in effect until terminated by either party with 30 days written notice. Under the contract the Company receives $12,000 per quarter as investment advisor to Hoosac Bank plus receives commission income on securities trades made.

Benefits administration income recorded by Benefit Administrators for the years ended December 31, 2005 and 2004 includes $3,565 and $4,130, respectively, received from Hoosac Bank and $1,776 and $1,862, respectively, received from Coakley, Pierpan, Dolan & Collins Insurance Agency, Inc., a subsidiary of Hoosac Bank and $2,127 and $2,359 from Williamstown Savings Bank in 2005 and 2004, respectively, a subsidiary of MountainOne Financial Partners, Inc.

In 2005 and 2004 True North Insurance Agency recorded $3,777 and $3,405, respectively, of commission income from a third party for employee benefits at MountainOne Financial Partners, Inc.

In 2005 and 2004 True North Financial Services recorded $13,851 and $26,936, respectively, of commission income from a third party for employee referrals and rollovers into the MountainOne Financial Partners, Inc. 401(k) Plan.

NOTE 10 - CONSOLIDATED SUBSIDIARY

The following amounts of the Company's wholly-owned subsidiary True North Insurance Agency, Inc. and its wholly-owned subsidiary, Benefit Administrators, are included in the consolidated financial statements presented for 2005 and 2004:

| | 2005 | 2004 |
|---|---|---|
| Total assets | $905,170 | $817,685 |
| Stockholder's equity | $640,404 | $474,106 |

NOTE 11 - GOODWILL AND INTANGIBLE ASSETS

The Company's assets as of December 31, 2005 and 2004 include goodwill of $272,242 recognized in the acquisition of the Company by Hoosac Bank. An additional $60,000 of goodwill was recorded in 2004 for the purchase of an insurance agency from an independent contractor. The goodwill is subject to the impairment review requirements of SFAS No. 142. The Company evaluated its goodwill as of December 31, 2005 and 2004 and found no impairment.

A summary of acquired amortized intangible assets is as follows:

| | As of December 31, 2005 | | |
|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Covenants not to compete | $222,000 | $112,216 | $109,784 |
| Customer lists | 445,125 | 105,105 | 340,020 |
| Total | $667,125 | $217,321 | $449,804 |

| | As of December 31, 2004 | | |
|---|---|---|---|
| | Gross Carrying Amount | Accumulated Amortization | Net Carrying Amount |
| Covenants not to compete | $222,000 | $ 85,483 | $136,517 |
| Customer lists | 445,125 | 64,540 | 380,585 |
| Total | $667,125 | $150,023 | $517,102 |

Aggregate amortization expense was $67,298 and $56,107 in 2005 and 2004, respectively. Amortization is being calculated on a straight-line basis.

Estimated aggregate amortization expense for each of the five years succeeding 2005 and thereafter, is as follows:

| | |
|---|---|
| 2006 | $ 67,297 |
| 2007 | 67,173 |
| 2008 | 59,511 |
| 2009 | 55,344 |
| 2010 | 49,511 |
| Thereafter | 150,968 |
| | $449,804 |

The following intangible assets are included in the above table.

The Company has an intangible asset (a management covenant not to compete) as of December 31, 2005 and 2004 in the amount of $100,000 that arose from the purchase of the Company by Hoosac Bank. This intangible asset is being amortized to expense over ten years on the straight-line method.

In 2002 the Company made two purchases of intangible assets as follows:

(1) $60,000 for a customer list and associated accounts and a covenant not to compete from an independent contractor who is now working for the Company. (2) $167,500 for a customer list and a covenant not to compete, from an individual now employed by the Company.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

> The $60,000 purchase was allocated to a $50,000 customer list being amortized over 10 years and a covenant not to compete for $10,000 being amortized over 67 months.
>
> The $167,500 purchase was allocated to a $100,500 customer list being amortized over 12 years and a covenant not to compete for $67,000 being amortized over 9 years.

In 2003 the Company made two purchases of intangible assets as follows:

(1) $30,000 for a customer list and associated accounts and a covenant not to compete from an employee of the Company. (2) $169,625 for a customer list from an individual now employed by the Company.

The cost of these intangible assets was allocated in proportion to the fair values acquired and is being amortized as follows:

> The $30,000 purchase was allocated to a $25,000 covenant not to compete being amortized over five years and $5,000 to a customer list being amortized over five years.
>
> The $169,625 purchase was allocated to a customer list and is being amortized over 12 years.

In 2004 the Company made a purchase of an insurance agency from an independent contractor. The $200,000 purchase ($64,000 paid in January 2005) was allocated in proportion to the fair values acquired, as follows.

(1) $120,000 for a customer list and associated accounts being amortized over 10 years. (2) $20,000 for a convenant not to compete being amortized over 8 years. (3) Goodwill recorded with the purchase amounted to $60,000.

<u>NOTE 12 - NASD ARBITRATION</u>

In July of 2004 two clients filed a statement of claim with NASD asserting a loss arising out of actions on the part of the Company. In 2005 the Company settled the claim in full for $25,000 which is recorded in other expense in 2005.

SCHEDULE I

TRUE NORTH FINANCIAL SERVICES, INC.

Computation of Net Capital under Rule 15c3-1 of the Securities and Exchange Commission

| | As of December 31, 2005 | 2004 |
|---|---|---|
| Net Capital | | |
| Total consolidated stockholder's equity | $2,102,693 | $1,999,116 |
| Deduct stockholder's equity of Subsidiary | (640,404) | (474,106) |
| Total stockholder's equity qualified for net capital | 1,462,289 | 1,525,010 |
| Deductions: | | |
| Nonallowable assets: | | |
| Furniture, equipment, and leasehold improvements, net | 389,536 | 443,465 |
| Intangible assets | 599,897 | 652,673 |
| Other assets | 213,205 | 269,789 |
| Total deductions | 1,202,638 | 1,365,927 |
| Net capital before haircuts on security position | 259,651 | 159,083 |
| Haircut on money market mutual fund | (2,100) | (57) |
| Net capital | $ 257,551 | $ 159,026 |
| Aggregate indebtedness | | |
| Items included in consolidated statement of financial condition (except for debt of non broker-dealer subsidiary): | | |
| Commissions payable | $ 51,354 | $ 80,597 |
| Accounts payable, accrued expenses and other | 28,020 | 27,902 |
| Total aggregate indebtedness | $ 79,374 | $ 108,499 |
| Computation of basic net capital requirement | | |
| Minimum net capital required (6-2/3% of total aggregate indebtedness): | $ 5,292 | $ 7,233 |
| Minimum dollar net capital requirement in accordance with SEC Rule 15c3-1(a)(2)(iv) | $ 50,000 | $ 50,000 |
| Net capital requirement, greater of $5,292 or $50,000 in 2005 and greater of $7,233 or $50,000 in 2004 | $ 50,000 | $ 50,000 |
| Excess net capital | $ 207,551 | $ 109,026 |
| Ratio: Aggregate indebtedness to net capital | 31% | 68% |
| Reconciliation with Company's computation (included in Part II of Form X-17A-5 as of December 31, 2005 and 2004) | | |
| Net capital, as reported in Company's Part II (unaudited) FOCUS report | $ 255,121 | $ 206,385 |
| Adjustments (net) after filing FOCUS report | 2,430 | (47,359) |
| Net capital as above | $ 257,551 | $ 159,026 |

The Company is claiming exemption from schedules II (Computation for Determination of Reserve Requirements) and III (Information Relating to Possession or Control Requirements) under Rule 15c3-3 of the SEC. Such exemption claim is made because all customer transactions by True North Financial Services, Inc. are cleared through another broker-dealer on a fully disclosed basis or are done by application directly to a mutual fund or insurance company.